Inergy, L.P.

Inergy Finance Corp.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

April 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. H. Christopher Owings

Re:	Inergy, L.P., Inergy Finance Corp. and co-registrants (the “Registrants”)
Request for Acceleration of Effectiveness
Registration Statement on Form S-4 (File No. 333-172313) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective Tuesday, April 26, 2011, at 12:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrants’ outside legal counsel, at 713.758.3747 with any questions regarding this request for acceleration.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC,
its General Partner

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

INERGY FINANCE CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and Chief Financial Officer

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INERGY PROPANE, LLC
INERGY MIDSTREAM, LLC
L & L TRANSPORTATION, LLC
INERGY TRANSPORTATION, LLC
FINGER LAKES LPG STORAGE, LLC
INERGY GAS MARKETING, LLC
INERGY STORAGE, INC.
STELLAR PROPANE SERVICE, LLC
CENTRAL NEW YORK OIL AND GAS
COMPANY, L.L.C.
INERGY SALES & SERVICE, INC.
ARLINGTON STORAGE COMPANY, LLC
US SALT, LLC
LIBERTY PROPANE GP, LLC
LIBERTY PROPANE, L.P.
	By:	Inergy Propane GP, LLC,
its general partner
LIBERTY PROPANE OPERATIONS, LLC
INERGY PIPELINE EAST, LLC
TRES PALACIOS GAS STORAGE LLC
INERGY PARTNERS, LLC
IPCH ACQUISITION CORP.

By:	/s/ R. Brooks Sherman, Jr.
Name:	R. Brooks Sherman, Jr.
Title:	Executive Vice President and
Chief Financial Officer

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
Via Facsimile